
05044406


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/04 (MM/DD/YY) AND ENDING 07/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ePLANNING Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3721 Douglas Blvd., Suite 200
(No. and Street)

Roseville, CA 95661
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen R. Kinkade (415) 883-9350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

700 University Avenue, Suite 110, Sacramento, CA 95825
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford N. Gamble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ePLANNING Securities, Inc., as of July 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions


SHERRY J. IRONS
Comm. # 1480943
NOTARY PUBLIC-CALIFORNIA
Placer County
My Comm. Expires APR. 6, 2008

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ePLANNING
Securities, Inc.

Financial Statements

July 31, 2005 and 2004



ePLANNING Securities, Inc.

Table of Contents

July 31, 2005 and 2004

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ePLANNING Securities, Inc.
Roseville, California

We have audited the accompanying statements of financial condition of ***ePLANNING Securities, Inc.***, as of July 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***ePLANNING Securities, Inc.***, as of July 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, certain errors in accounting for stock options issued by the Company's parent to the Company's employees and vendors resulted in understatement of previously reported additional paid in capital and an equal understatement of previously reported accumulated deficit as of July 31, 2004, were discovered by management of the Company during the current year. According, the 2004 financial statements have been restated to correct the error.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a history of net losses through 2002 resulting in a retained deficit of $1,750,323 as of July 31, 2005. Cash to fund operating losses has been provided from contributions to capital by the Company's Parent with the most recent contribution received during the year ended July 31, 2003. In December 2000, the Company's Parent substantially discontinued its operations, other than holding its interest in the Company and, consequently, has no resources to support the Company other than by raising additional equity capital on behalf of the Company. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Sacramento, California
October 24, 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

ePLANNING Securities, Inc.

Statements of Financial Condition

July 31,		*2005*		*2004*
ASSETS				
Cash	$	569,923	$	489,586
Commissions receivable		155,433		321,044
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $27,758 in 2005 and $41,732 in 2004		69,899		24,183
Deposit with clearing organization		101,865		101,728
Due from wholly-owned subsidiary of the Parent Company		600		-
Other assets		65,722		66,237
Total assets	$	963,442	$	1,002,778
LIABILITIES				
Accounts payable and accrued liabilities	$	517,812	$	517,086
Due to a wholly-owned subsidiary of the Parent Company		-		83
Total liabilities		517,812		517,169
STOCKHOLDER'S EQUITY				
Common stock – no par value; authorized 1,000,000 shares; outstanding 1,000 shares		1,000		1,000
Additional paid in capital		2,194,953		2,185,840
Accumulated deficit		(1,750,323)		(1,701,231)
Total stockholder's equity		445,630		485,609
Total liabilities and stockholder's equity	$	963,442	$	1,002,778

ePLANNING Securities, Inc.

Statements of Operations

For the Years Ended July 31,	*2005*	*2004*
REVENUE:		
Commissions	$ 9,159,832	$ 7,970,255
Fee income	638,220	608,373
Other	408,033	204,554
Total revenue	10,206,085	8,783,182
COST OF REVENUES:		
Commissions	8,279,635	7,089,162
Clearance and exchange fees	173,120	139,243
Marketing seminar expense	612	-
Total cost of revenues	8,453,367	7,228,405
Gross profit	1,752,718	1,554,777
OPERATING EXPENSES:		
Employee compensation and benefits	1,011,148	870,309
Communications	57,086	51,724
Occupancy expenses	113,564	62,626
Compliance and regulatory fees	275,654	255,328
Office and administration	139,829	89,938
Professional services and other	136,529	109,848
Total expenses	1,733,810	1,439,773
Income before Income Taxes	18,908	115,004
Provision for Income Taxes	-	11,702
Net Income	$ 18,908	$ 103,302

ePLANNING Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended July 31, 2005

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance July 31, 2003, as previously reported	$ 1,000	$ 2,140,147	$ (1,674,206)	$ 466,941
Prior period adjustment (Note 13)		28,327	(28,327)	-
Balance July 31, 2003, as restated	1,000	2,168,474	(1,702,533)	466,941
Value of Stock Options Issued		19,161		19,161
Change in Stock-Based Deferred Compensation		(1,795)		(1,795)
Dividends	-	-	(102,000)	(102,000)
Net income	-	-	103,302	103,302
Ending Balance, July 31, 2004	1,000	2,185,840	(1,701,231)	485,609
Capital contribution	-	-	-	-
Value of Stock Options Issued	-	18,998		18,998
Change in Stock-Based Deferred Compensation	-	(9,885)		(9,885)
Dividends paid	-	-	(68,000)	(68,000)
Net income	-	-	18,908	18,908
Ending Balance, July 31, 2005	$ 1,000	$ 2,194,953	$ (1,750,323)	$ 445,630

ePLANNING Securities, Inc.

Statements of Cash Flows

For the Years Ended July 31,	*2005*	*2004*
Cash Flows from Operating Activities		
Net income	$ 18,908	$ 103,302
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	14,735	5,463
Loss on disposal of assets	77	-
Compensation recorded in connection with stock option plans	9,113	17,366
(Increase) in deposit with clearing organization	(137)	(562)
(Increase) decrease in other assets	515	(65,315)
(Increase) decrease in commissions receivable	165,611	(218,864)
(Increase) decrease in due from a wholly-owned subsidiary of the Parent Company	(600)	3,500
Increase in accounts payable and accrued liabilities	726	270,472
(Decrease) in due to Parent	-	(10,856)
(Decrease) in due to a wholly-owned subsidiary of the Parent Company	(83)	(2,614)
Net cash provided by operating activities	208,865	101,892
Cash Used in Investing Activities		
Purchase of equipment and leasehold improvements	(60,528)	(25,857)
Net cash used in investing activities	(60,528)	(25,857)
Cash Provided by Financing Activities		
Receipt of additional paid in capital	-	-
Dividend paid to shareholder	(68,000)	(102,000)
Net cash used in financing activities	(68,000)	(102,000)
Net Increase (Decrease) in Cash	80,337	(25,965)
Cash, Beginning of Period	489,586	515,551
Cash, End of Period	$ 569,923	$ 489,586
Supplemental Information		
Income taxes paid	$ -	$ 6,251

See accompanying notes

1. ORGANIZATION:

ePLANNING Securities, Inc. (the Company) was incorporated under the laws of the State of California on August 6, 1998. In November 1998, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities Exchange Act of 1934. On February 12, 1999, the Company became a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of ePLANNING, Inc. (the Parent).

The Company is engaged in a single line of business as a broker-dealer of investment instruments. The Company sells third party mutual funds, variable insurance products, private placement securities and publicly traded securities through registered representatives. Trades of publicly traded securities are executed on behalf of customers and are processed by a clearing organization on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash. For purposes of reporting cash flows, the Company defines "cash" as cash and cash investments with maturities of three months or less when purchased. At July 31, 2005, the Company had cash deposits with financial institutions which exceeded federally insured limits.

Commissions Receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances after bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. There was no allowance for doubtful accounts at July 31, 2005 or 2004.

Equipment and Leasehold Improvements. Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight-line basis using an estimated useful life of five years for equipment. Leasehold improvements are amortized over the lesser of the useful life of the improvements or the term of the lease.

Revenue Recognition. Commission income and related commission expense on insurance and annuity products are recorded on policy issuance dates, based on information provided by insurance carriers. Commission income and related commission expense and clearing expense related to transactions of publicly traded securities are recorded on a settlement date basis, which approximates a trade date basis. Commissions and fees in connection with private placement security sales are recorded when minimum funding required by the transaction has been raised and no contingencies remain that could require refund of amounts received.

Advertising Expense. The Company records advertising as an expense when incurred. For the years ended July 31, 2005 and 2004, advertising expense amounted to $1,350 and $1,490, respectively.

Income Taxes. The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Assessment is made of the likelihood of realization of deferred tax assets and, if impairment is more likely than not, an allowance to reduce deferred tax assets is provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*):

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting. The financial statements have been prepared using accounting principles generally accepted in the United States applicable to a going concern. The Company has a history of net losses resulting in a retained deficit of $1,750,323 at July 31, 2005. Cash to fund operating losses was provided from contributions to capital by the Company's Parent with the most recent contribution received during the year ended July 31, 2003. In December 2000, the Company's Parent substantially discontinued its operations, other than its interest in the Company, and, consequently, has no resources to support the Company other than by raising additional equity capital on behalf of the Company.

The Company has a modest profit in 2004 and a small profit in 2005. Management believes that the Company will have sufficient cash resources to carry out planned operations during the year ending July 31, 2006, taking into account: (i) liquid assets at July 31, 2005 in excess of required minimum net capital and (ii) the Company's estimate of cash flow during the year ending July 31, 2006. However, it is uncertain whether management's plans will be achieved.

Stock Options. As described in more detail in Note 12, the Company's Parent (a privately held company) has a stock option plan that provides for grants of stock options to the Company's employees, members of its Board of Directors and to the Company's registered representatives, which are independent contactors. The Company's Parent has also granted stock options to the Company's Chief Executive Officer. Under generally accepted accounting principles, the Company accounts in its financial statements for compensation related to options issued by its Parent to the Company's Chief Executive Officer, employees, board members and independent contractors. The Company and its Parent use the fair value based method of recognizing compensation expense for options issued to independent contractors as required by Statement of Financial Accounting Standard (SFAS) No. 123, *Accounting for Stock-Based Compensation.* As permitted by SFAS No. 123, the Company and its Parent have elected to measure and record compensation costs relative to stock options issued by the Parent to the Company's employees, members of its Board of Directors and its Chief Executive Officer in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and make pro forma disclosure of net income as if the fair value based method of valuing stock options had been applied to such options. No stock-based employee compensation cost is reflected in net income under the intrinsic method, as all options granted to employees, board members and the Chief Executive Officer have had an exercise price equal to the market value of the underlying common stock on the measurement dates. Compensation of $9,113 and $17,366 was recorded during the years ended July 31, 2005 and 2004, respectively, under the fair value method, for the estimated fair value of the options issued to independent contractors.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee and Board of director compensation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*):

		2005		2004
Net income as reported	$	18,908	$	103,302
Deduct: Total stock-based employee and Board of Director compensation expense determined under fair value based method for all awards		(61,204)		(55,916)
Pro forma net (loss) earnings	$	(42,296)	$	47,386

In December 2004, SFAS No. 123 (revised), *Share-Based Payment*, (SFAS 123(R)), a revision of SFAS 123 was issued and will be effective for the Company's year ending July 31, 2007. This statement requires that compensation costs related to share-based payment transactions be recognized in the financial statement. Measurement of the cost of employee, including the Chief Executive Officer, and Board member service will be based on the grant-date fair value of the equity or liability instruments issued. That cost will be recognized over the period during which an employee or Board member is required to provide service in exchange for the award. Additionally, liability awards will be remeasured each reporting period. SFAS No. 123 replaces SFAS 123 and supersedes APB Opinion No. 25. The Company is required to adopt this statement beginning August 1, 2006 using a modified prospective application or a modified retrospective application. The Company has not yet concluded on the method of adoption it will apply and is currently evaluating the impact of this accounting guidance on its financial condition and results of operations.

3. DEPOSIT WITH CLEARING ORGANIZATION:

The deposit with the clearing organization was maintained in a proprietary account (PAIB account) pursuant to a written agreement between the Company as the introducing broker-dealer and the clearing organization as the clearing broker-dealer. Under the agreement the clearing broker-dealer agrees to perform a computation for PAIB assets in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 and the modification and exclusions set forth in the SEC PAIB no-action letter dated November 3, 1998. Therefore, the deposit is treated as an allowable asset in the computation of net capital under the SEC Rule 15c3-1.

The clearing broker-dealer has a security interest in assets of the PAIB account of the Company.

4. PROVISION FOR INCOME TAXES:

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 7,131	$ -	$ 7,131
Less net operating loss utilized, federal	(7,131)		(7,131)
State income taxes	1,940		1,940
Less net operating loss utilized, state	(1,940)	-	(1,940)
Total	$ -	$ -	$ -

For income tax purposes there is a net operating loss carryforward of $1,418,000 for federal that expires in 2020 and 2021 and $1,245,000 for California purposes that expires in 2013 and 2014. An allowance of $572,000 and $591,300 at July 31, 2005 and 2004, respectively, a change of $19,300, has been provided equal to the deferred tax asset associated with temporary differences, consisting primarily of the net operating loss carried forward, because the historical losses of the Company bring into doubt whether it is more likely than not that the Company will realize the deferred tax assets.

The effective tax rate is less than the applicable statutory federal tax rate because of a reduction in the allowance against deferred tax assets resulting from utilization of net operating losses carried forward from prior years.

5. RELATED PARTY TRANSACTIONS:

The Company provided administrative services to the Parent without charge. The Company also provided personnel, communication, and administrative services to ePLANNING Advisors, Inc. (a wholly-owned subsidiary of the Parent), for which the Company charged a management fee of $62,500 and $29,500 for the years ended July 31, 2005 and 2004, respectively.

The Company received commission income of approximately $4,624,741 and $3,011,000 during the years ended July 31, 2005 and 2004, respectively, from entities controlled by a shareholder of the Company's Parent.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined.

At July 31, 2005, the Company's net capital under the Securities and Exchange Uniform Net Capital Rule (15c3-1) was $266,756, which was $216,756 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At July 31, 2005, the Company's aggregate indebtedness to net capital ratio was 1.94 to 1.

7. EXEMPTION FROM SEC RULE 15c3-3:

Management believes that the Company has complied with provisions for exemption from certain provisions of SEC Rule 15c3-3 during the year ended July 31, 2005. The Company clears all of its securities transactions through a clearing broker-dealer (Bear Stearns Securities Corporation) on a fully disclosed basis, and holds no customer funds or securities. Accordingly, it is exempt under regulation 15c3-3 section (k)(2)(ii) from reserve requirements and certain other reporting requirements under SEC Rule 15c3-3.

8. CONCENTRATION:

Two registered representatives and one group of registered representatives accounted for approximately 58% of commission income during the year ended July 31, 2005 and two groups of registered representatives accounted for approximately 53% of commission income during the year ended July 31, 2004.

9. LEASE COMMITMENT:

During the year ended July 31, 2005, the Company's office lease expired and the Company entered into a lease for another facility. Under the new lease, the Company has an operating lease on its office facility expiring on August 31, 2009. The Company holds options to extend the lease for an additional five-year term. For the year ended July 31, 2005 payments under such office space lease amounted to approximately $78,000 and recorded rent expense related to the office space was approximately $101,000 on a straight-line basis. Total rent expense was $111,402 and $58,169 for the years ended July 31, 2005 and 2004, respectively. Future annual minimum rental payments required under the lease as of July 31, 2005 are as follows:

2006	$	112,555
2007		115,819
2008		119,180
2009		122,643
2010		126,209
Thereafter		37,473
	$	633,879

10. CONTINGENCIES:

The Company has certain threatened claims arising in the normal course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's financial position.

11. RETIREMENT PLAN:

In October 2004, The Company adopted a 401(k) profit sharing plan that covers substantially all employees. Under the plan, the employer provides 401(k) matching contributions to the plan. Employer matching contributions were $17,876 in 2005 and $0 in 2004.

12. STOCK OPTIONS:

In October 2000, ePlanning, Inc.'s (the Parent's) stockholders approved the adoption of the 2000 Stock Incentive Plan (Plan) for the Parent. The Plan provides for the granting of stock options to officers, directors or employees of the Parent or the Company. Also the Plan provides for the granting of stock options to independent contractors who provide services to the Parent or the Company. Under the Plan, the exercise price of stock options must be no less than the fair market value of the Parent's common stock on the option grant date. A total of 3,500,000 shares of the Parent's common stock are reserved for issuance under the plan. The options vest with respect to the first 25% of the shares when the optionee completes 12 months of continuous service after the vesting commencement date. The option may vest on a monthly basis over a three-year period when the optionees complete each month of continuous service after the grant date. Additionally, the Plan provides that the term of any stock option granted may not exceed 10 years.

The Parent has also issued stock options to the Company's chief executive officer (Executive Options). The exercise price of the Executive Options is equal to the fair market value of the Parent's common stock on the option grant dates. Certain Executive Options were fully vested when granted while others vest over a three-year period from the grant date. The Executive Options are exercisable for a period of 10 years. The terms of the Executive Options provide that the Executive may exercise the options with a note payable to the Parent secured by the stock acquired in the option exercise.

The Company uses the intrinsic-value-based method of accounting for stock options granted to officer, director or employees of the Company by the parent under the Plan. Under the intrinsic-value-based method, compensation cost is the excess, if any, of the quoted market price of the stock over the amount an employee must pay to acquire the stock at the Measurement Date (i.e., the date both the number of shares and exercise price are known). The Measurement Date is the grant date for options issued under the 2000 Stock Incentive Plan. The Measurement Date for the Executive Options has not been fixed due to the provision of the grants that allow exercise for a note. Accordingly, the Executive Options are revalued each accounting period and compensation recorded, if appropriate, based on changes in value of the Parent's common stock.

The Company uses the fair value method of accounting for stock compensation cost related to stock options granted to registered representatives (independent contractors) of the Company by the Parent.

The Black-Scholes option pricing model was used to estimate fair value of stock options granted to registered representatives as of the dates of grant using the assumptions described in the following table. The option valuation models were developed for use in estimating the deemed fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Parent's stock options have characteristics significantly different from those of traded options and because changes in subjective input assumptions can materially affect the deemed fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its Parent's stock option. The estimates of fair value made using the pricing model could vary significantly from amounts of actual future transactions in the Parent's common stock.

12. STOCK OPTIONS *(continued)*:

	2005	2004	2003	2002
Dividend Yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rates	3.5%	3.7%	4.4%	5.4%
Volatility	26.0%	26.0%	26.0%	26.0%
Expected option term (years)	10	10	10	10

Weighted-Average Fair Value of Options Granted During the Year	
2002	$0.127
2003	$0.117
2004	$0.112
2005	$0.110

The following is a summary of the activity in stock options granted during the fiscal 2005, 2004, 2003, and 2002.

	Stock Options	
	Shares	**Weighted Average Exercise Price**
Outstanding, as of July 31, 2003	2,586,708	0.27
Granted	840,398	0.25
Forfeited	(85,208)	0.25
Exercised	-	
Outstanding , as of July 31, 2004	3,341,898	0.26
Granted	243,968	0.25
Forfeited	(101,755)	0.25
Exercised	-	
Outstanding , as of July 31, 2005	3,484,111	$ 0.26
Options exercisable as of July 31, 2005	2,624,233	0.26
Options exercisable as of July 31, 2004	2,021,141	0.26

The exercise price of substantially all options granted from Plan inception and those outstanding at July 31, 2005 and 2004 is $0.25 per share. The options expire between 2010 and 2015. The weighted-average remaining contractual life of the options outstanding at July 31, 2005 is 6.9 years.

13. PRIOR PERIOD ADJUSTMENT:

During the fiscal year ended July 31, 2005, management of the Company determined that the Company should have been accounting for compensation related to stock options issued by the Company's Parent (as a privately held company) to employees, independent contractors, officers and directors of the parent or the Company. Under generally accepted accounting principles, compensation resulting from issuance of options by a parent company to employees, directors or independent contractors of its' subsidiary should be accounted for by the subsidiary as compensation expense with an equal amount recorded as a contribution to capital by the Parent. Accordingly, the Company computed the compensation inherent in options issued prior to August 1, 2004 issued by the Parent to the Company's employees, directors and independent contractors. Accordingly, the balance of retained deficit and additional paid-in capital as of July 31, 2004 and 2003 and net income for the year ended July 31, 2004 have been restated from the amounts previously reported. The effect of the restatement on net income for the years ended July 31, 2004 and 2003 were to reduce net income by $17,366 and $7,458, respectively.

SUPPLEMENTAL SCHEDULES

Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL:

Total stockholder's equity		$ 445,630
Deductions and/or charges:		
Non-allowable assets	$ 164,874	
Other deductions and/or charges	14,000	178,874
Net capital		$ 266,756

There are no material differences between the calculations of net capital in this schedule and that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of July 31, 2005.

Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	34,521
Minimum dollar requirement	$	50,000
Net capital required	$	50,000
Excess net capital	$	216,756
Excess net capital at 1000%	$	214,975

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate Indebtedness

Total allowable liability from statement of financial condition	$	517,812
Total aggregate indebtedness	$	517,169
Percentage of aggregate indebtedness to net capital		194.1%

Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company clears its securities transactions through Bear Stearns Securities Corporation (SEC # 8-43724).

Information for possession or control requirements under Rule 15c3-3 is not applicable.

REPORT ON INTERNAL CONTROL

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
ePLANNING Securities, Inc.
Roseville, California

In planning and performing our audit of the financial statements of ***ePLANNING Securities, Inc.*** (the Company), for the year ended July 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
(continued)

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Sacramento, California
October 24, 2005